Reddit, Inc.
302 2nd Street, South Tower, 5th Floor
San Francisco, California 94107
March 18, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Austin Pattan, Staff Attorney
Jan Woo, Legal Branch Chief
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Reddit, Inc.
Registration Statement on Form S-1, as amended (File No. 333-277256)
Request for Acceleration of Effective Date
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Reddit, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-277256) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on March 20, 2024, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Sarah Axtell at (650) 470-4993.
Thank you for your assistance in this matter.
[Signature page follows]

Sincerely,

Reddit, Inc.

By:	/s/ Steven Huffman
Name:	Steven Huffman
Title:	Chief Executive Officer and President

cc:	Andrew Vollero, Chief Financial Officer, Reddit, Inc.
Benjamin Lee, Esq., Chief Legal Officer, Reddit, Inc.
Anthony Richmond, Esq., Latham & Watkins LLP
Richard Kline, Esq., Latham & Watkins LLP
Sarah Axtell, Esq., Latham & Watkins LLP
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP
Emily Roberts, Esq., Davis Polk & Wardwell LLP
Elizabeth LeBow, Esq., Davis Polk & Wardwell LLP
[Signature Page to Acceleration Request]